Class Y Shareholder Service Agreement

This agreement is between IDS Strategy Fund, Inc. (the Fund) and American Express Financial Advisors Inc. (AEFA), the principal underwriter of the Fund, for services to be provided to shareholders of Class Y of the Fund by AEFA and other servicing agents.

AEFA represents that shareholders consider personal service a significant factor in their satisfaction with their investment. AEFA represents that fees paid by the Fund will be used to help shareholders thoughtfully consider their investment goals and objectively monitor how well the goals are being achieved.

The Fund agrees to pay AEFA 0.10 percent of the net asset value of Class Y. The Fund agrees to pay AEFA in cash within five (5) business days after the last day of the month.

AEFA agrees to provide the Fund annually a budget covering its expected costs and a quarterly report of its actual expenditures. AEFA agrees to meet with representatives of the Fund at their request to provide information as may be reasonably necessary to evaluate its performance under the terms of this agreement.

This agreement shall continue in effect for a period of more than one year so long as it is reapproved at least annually at a meeting called for the purpose of voting on the agreement by a vote, in person, of the members of the Board who are not interested persons of the Fund and have no financial interest in the operation of the agreement, and of all the members of the Board.

This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Fund and have no financial interest in the operation of the agreement or by AEFA. The agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act of 1940. This agreement may be amended at any time provided the amendment is approved in the same manner the agreement was initially approved and the amendment is agreed to by AEFA.

Approved as of this 8th day of April, 1999.

IDS STRATEGY FUND, INC.                              AMERICAN EXPRESS
    AXP Small Cap Advantage Fund                     FINANCIAL ADVISORS INC.




/s/ Leslie L. Ogg                                         /s/ Pamela J. Moret
---------------------------------                    ---------------------------
    Leslie L. Ogg                                             Pamela J. Moret
    Vice President                                            Vice President